Sibanye Gold Limited

Reg. 2002/031431/06

Registered and Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave)

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel +27 11 278 9600

Fax +27 11 278 9863

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 – 7010

U.S.A.

November 17, 2015

By EDGAR

Dear Ms. Jenkins,

Re:	Sibanye Gold Limited
Form 20-F for the year ended December 31, 2014
Filed March 24, 2015
File No. 001-35785

We refer to your comment letter (the “Comment Letter”) dated October 22, 2015 setting forth the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2014 Form 20-F”) of Sibanye Gold Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming* Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*

Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No. 473 020 9410

Form 20-F for the Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

1. Accounting Policies, page 178

1	In future filings, please disclose the date the financial statements were authorized for issue and who gave that authorization. Please refer to IAS 10.17 for further guidance. In addition, please tell us the date the current year financial statements were authorized for issue and who gave that authorization.

Response

The Company acknowledges the staff’s comment. The Company will include in future filings the date the financial statements were authorized for issue and who gave authorization. The Company respectfully submits that the consolidated financial statements for the year ended December 31, 2014 were authorized for issue by the Board of Directors on March 23, 2015 and were signed on its behalf by Neal Froneman, Chief Executive Officer and Charl Keyter, Chief Financial Officer.

13. Property, Plant and Equipment, page 195

Mine development and infrastructure, page 196

2	Your accounting policy indicates that you capitalize expenditure incurred to evaluate new ore bodies as mine development and infrastructure costs. Please a) tell us the nature of the evaluation expenditure incurred; b) clarify your basis to capitalize the evaluation expenditure; and c) quantify the evaluation expenditure capitalized as of December 31, 2014 and 2013. In your response, please provide reference to the authoritative literature that supports your accounting treatment.

Response

The Company acknowledges the Staff’s comment and respectfully submits the requested information below:

a)	Expenditure incurred to evaluate new ore bodies includes:

•	acquisition of rights to explore (e.g. exploration licences);

•	topographical, geological, geochemical and geophysical studies;

•	exploratory drilling;

•	trenching;

•	sampling; and

•	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource (e.g. feasibility study costs).

b)

In terms of IFRS 6 Exploration for and Evaluation of Mineral Resources paragraph 9, for each type of exploration and evaluation expenditure, an entity chooses an accounting policy, to be applied consistently, of either immediately expensing the expenditure or capitalizing it as an exploration and evaluation asset. It further indicates that in making this determination, an entity considers the degree to which the expenditure can be associated with finding specific mineral resources. In line with the Company’s accounting policy, all exploration and evaluation expenditure, prior to obtaining the legal rights to explore a specific area, is recognized in profit or loss until the viability of the mining venture has been proven. After the legal rights to explore are obtained, exploration and evaluation expenditure is capitalized when it relates directly to a specific identifiable mineral asset which is assessed on a project-by-project basis. Therefore the Company respectfully submits that the chosen accounting policy results in relevant and reliable information. As discussed in our response to Staff comment 3, we will expand in future filings our exploration and evaluation assets accounting policy; and

c)	Exploration and evaluation expenditure capitalized as of December 31, 2014 and 2013 was R1,885.0 million and R244.3 million, respectively. As discussed in our response to Staff comment 3, we will expand the exploration and evaluation assets accounting policy and property, plant and equipment disclosure to include exploration and evaluation assets as a separate class of property, plant and equipment, as these costs are tangible in nature.

Mining exploration, page 197

3	Please expand your accounting policy in future filings to explicitly state whether you have capitalized mining exploration expenditure under the IFRS 6 provisions. If yes, please disclose the amounts capitalized at each of the reporting date. In your response, please provide us with draft disclosure to be included in future filings.

Response

The Company acknowledges the Staff’s comment and respectfully submits that the Company will expand in future filings the exploration and evaluation assets accounting policy and property, plant and equipment disclosure. If the Company had included such disclosure for the purpose of its 2014 Form 20-F, the proposed disclosure would have read as follows:

“Exploration and evaluation expenditure

All exploration and evaluation expenditure, prior to obtaining the legal rights to explore a specific area, is recognized in profit or loss. After the legal rights to explore are obtained, exploration and evaluation expenditure, comprising the costs of acquiring prospecting rights and directly attributable exploration expenditure, is capitalized as a separate class of property, plant and equipment or intangible assets, on a project-by-project basis, pending determination of the technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable through a feasibly study and when proven reserves are determined to exist. Upon determination of proven reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to another appropriate class of property, plant and equipment. Subsequently, all cost directly incurred to prepare an identified mineral asset for production is capitalized to mine development assets. Amortization of these assets commences once these assets are available for use, which is expected to be when the mine is in commercial production. These assets will be measured at cost less accumulated amortisation and impairment losses.”

Figures in million – SA rand	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
31 December 2014
Cost
Balance at beginning of the year	43,970.8	42,362.5	1,364.0	244.3
Additions	3,250.8	3,231.2	1.1	18.5
Change in estimates of rehabilitation assets	131.5	—	131.5	—
Disposals	(68.1)	(66.1)	(2.0)	—
Assets acquired on acquisition of subsidiaries	7,119.9	3,110.0	2,387.7	1,622.2

Balance at end of the year	54,404.9	48,637.6	3,882.3	1,885.0

Accumulated depreciation
Balance at beginning of the year	28,819.8	27,942.0	877.8	—
Amortization and depreciation	3,254.7	3,054.0	200.7	—
Impairment	155.5	155.5	—	—
Reversal of impairment	(474.1)	(448.1)	(26.0)	—
Disposals	(55.0)	(53.2)	(1.8)	—

Balance at end of the year	31,700.9	30,650.2	1,050.7	—

Carrying value at end of the year	22,704.0	17,987.4	2,831.6	1,885.0

Figures in million – SA rand	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
31 December 2013
Cost
Balance at beginning of the year	41,362.3	39,593.4	1,524.6	244.3
Additions	2,901.5	2,901.5	—	—
Change in estimates of rehabilitation assets	(160.6)	—	(160.6)	—
Disposals	(15.2)	(15.2)	—	—
Loss of control of subsidiary	(117.2)	(117.2)	—	—

Balance at end of the year	43,970.8	42,362.5	1,364.0	244.3

Accumulated depreciation
Balance at beginning of the year	24,986.2	24,238.0	748.2	—
Amortization and depreciation	3,103.9	3,018.7	85.2	—
Impairment	821.0	776.6	44.4	—
Disposals	(13.8)	(13.8)	—	—
Loss of control of subsidiary	(77.5)	(77.5)	—	—

Balance at end of the year	28,819.8	27,942.0	877.8	—

Carrying value at end of the year	15,151.0	14,420.5	486.2	244.3

Supplemental Information

Pursuant to a request from the Staff, the Company hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 278 9699 or via e-mail at charl.keyter@sibanyegold.co.za.

Sincerely,

/s/ Charl Keyter

Charl Keyter

Chief Financial Officer

Sibanye Gold Limited

cc:	Suying Li, Securities and Exchange Commission
Angela Lumley, Securities and Exchange Commission
Hartley Dikgale, Sibanye Gold Limited
Thomas B. Shropshire, Jr., Linklaters LLP